Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

Massey Energy Company

April 1, 2011	Post Office Box 26765 Richmond, Virginia 23261 4 North Fourth Street Richmond, Virginia 23219 Tel (804) 788-1800

Dear Member:

Over the past few weeks, integration set-up teams from Massey have been meeting with teams from Alpha to exchange information. This process has gone very well with both Alpha and Massey having gained a much better understanding of each other's business and operations which will facilitate a smooth integration of our two companies. The next phase of integration, kicking off at the beginning of April, will be to do joint planning where we will be implementing integration plans such that the combined company can hit the ground running on Day-1.

While Alpha wishes to minimize disruption to Massey members, we understand that the possibility of job change may cause anxiety and unease for some members. As a result, we are pleased to advise you that we are implementing a plan for our Salaried General and Administrative members to address these concerns.

Enclosed for your review is a copy of the plan that we have implemented. Please refer to the enclosed plan document for a more detailed description of the eligibility and benefits available to you as a G&A member of a Massey Energy affiliate. In general, the plan provides that if you lose your employment as a result of the merger and meet the eligibility criteria of the plan, you will receive:

Years of Service	Salary Continuation
Less than 5	4 months
5, but less than 6	5 months
6, but less than 7	6 months
7, but less than 8	7 months
8, but less than 9	8 months
9, but less than 10	9 months
10, but less than 11	10 months
11, but less than 12	11 months
12 or more	12 months

Years of Service	Subsidized COBRA Coverage
Less than 5	3 months
5, but less than 10	6 months
10, but less than 15	9 months
15 or more	12 months

We remain excited by the pending merger with Alpha and continue to believe that the new combined company will be both an employer of choice as well as a preferred supplier of high grade coals to customers around the globe.

Sincerely,

Baxter F. Phillips, Jr.
Chief Executive Officer & President

A. T. MASSEY COAL COMPANY, INC.
MERGER RELATED SEVERANCE PLAN
FOR SALARIED EMPLOYEES

April 1, 2011

Throughout this plan description certain words or phrases appear in bold, italic type. The definitions of these terms can be found in the Glossary located towards the end of this document.

i

A. T. MASSEY COAL COMPANY, INC.
MERGER RELATED SEVERANCE PLAN
FOR SALARIED EMPLOYEES

The A. T. Massey Coal Company, Inc. Merger Related Severance Plan for Salaried Employees (the “Severance Plan”) is sponsored by A. T. Massey Coal Company, Inc. to provide severance benefits for full-time Salaried General & Administrative employees of A. T. Massey Coal Company, Inc. or its direct and indirect subsidiaries (together, the “Company”).

Under the Severance Plan, if eligible employees are terminated due to the merger of Massey Energy Company (“Massey”) with a subsidiary of Alpha Natural Resources, Inc. (“Alpha”) (the “Merger”) (for example, due to job elimination, consolidation of departments, reorganization), the employees may be entitled to receive certain severance benefits.

ABOUT THE SEVERANCE PLAN

This document is the Summary Plan Description (“SPD”) and Plan Document for the Severance Plan as required by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

You are encouraged to read this document carefully in order to familiarize yourself with the general provisions of the Severance Plan. If you are eligible to participate in the Severance Plan on or after April 1, 2011, this Plan supersedes and replaces, in its entirety, any other document describing or providing severance benefits that you currently may possess or may otherwise be entitled to under such other document(s). If you have any questions after reading this Severance Plan, please contact your local Human Resources office at any time during normal business hours.

You should keep this Severance Plan in a safe place so that you can refer to it as needed from time to time.

The Plan Administrator (as defined below) has the right and discretion to determine all matters of fact or interpretation relative to the administration of the Severance Plan--including questions of eligibility, interpretation of Severance Plan provisions and any other matter. The decisions of the Plan Administrator and any person or committee to whom such discretion has been delegated shall be conclusive and binding on all persons.

QUESTIONS

If you have questions regarding the benefits provided to eligible employees under the Severance Plan or want more information, please contact your local Human Resources Department at any time during normal business hours.

DURATION OF SEVERANCE PLAN

The Company currently intends for the Severance Plan to be in effect through December 31, 2012; however, the Company reserves the right to terminate, amend or modify the Severance Plan, in whole or in part, at any time and from time to time in the sole discretion of the Company.

WHO IS ELIGIBLE TO PARTICIPATE IN THE SEVERANCE PLAN

To be eligible to participate in this Severance Plan, an employee of the Company must:

◆	Be actively employed by the Company as a Salaried General & Administrative employee;

◆	Be a full-time salaried employee. For purposes of the Severance Plan, an employee will be considered "full-time" if he/she is regularly scheduled to work 35 or more hours per week; and

◆
Not have an individual employment, change in control or similar agreement (excluding change in control provisions in any incentive pay arrangement) which may provide for any separation or severance benefits.

WHO IS ENTITLED TO RECEIVE BENEFITS UNDER THE SEVERANCE PLAN

To be entitled to receive benefits under this Severance Plan, a participant:

◆
Must have been terminated from employment due to causes which are not the fault of the employee and, instead are proximately due to the Merger, such as a job elimination, consolidation of departments, reorganization, etc., and the termination must constitute a Separation From Service (as defined below):

◆	Must not have turned down an opportunity to be employed in a Comparable Position (as defined below); and

◆	Must execute and not revoke a general release in a form substantially the same as the General Release Agreement attached to this Severance Plan.

For purposes of this Severance Plan, “Separation From Service” means an eligible employee’s termination of employment with the Company and all of its controlled group members within the meaning of Section 409A of the Internal Revenue Code (“Code”). The determination of controlled group members shall be made pursuant to the provisions of Section 414(b) and 414(c) of the Code; provided that the language “at least 50 percent” shall be used instead of “at least 80 percent” in each place it appears in Section 1563(a)(1),(2) and (3) of the Code and Treas. Reg. § 1.414(c)-2; provided, further, where legitimate business reasons exist (within the meaning of Treas. Reg. § 1.409A-1(h)(3)), the language “at least 20 percent” shall be used instead of “at least 80 percent” in each place it appears. Whether an employee has a Separation From Service will be determined by the Plan Administrator based on all of the facts and circumstances and in accordance with the guidance issued under Section 409A.

For purposes of this Severance Plan, a “Comparable Position” is one that meets the following requirements:

◆	The position is at the eligible employee's then current work location or within a 50- mile driving radius of that location; and

◆	The position provides a compensation and benefits package that, in the aggregate, is the same or better than the compensation and benefits package for which the employee is then currently eligible.

Accordingly, a participant will NOT be entitled to severance benefits under this Severance Plan if the participant:

◆	Turned down a Comparable Position;

◆	Voluntarily quit, including voluntarily leaving before a termination date that the Company designated;

◆	Is terminated from employment for reasons that do not constitute a “Separation From Service”;

◆	Is terminated for poor performance or due to misconduct;

◆	Is terminated due to disability (as defined below) or death;

◆	Is hired by any person or company that purchases a business unit, subsidiary or asset of the Company (other than Alpha);

◆	Violated any of the Company’s or Alpha’s or their respective subsidiaries’ policies, including the code of ethics;

◆	Acts in a manner detrimental to Massey or Alpha and/or their respective affiliates and subsidiaries; or

◆	Refuses to sign or timely revokes the required release agreement.

SEVERANCE PAY

An eligible employee will receive severance pay based on his/her “years of service” (as defined below) for the following applicable number of months (or until death, if earlier) at his/her then current salary as of the date employment is severed as follows:

Years of Service	Salary Continuation Period
Less than 5	4 months
5, but less than 6	5 months
6, but less than 7	6 months
7, but less than 8	7 months
8, but less than 9	8 months
9, but less than 10	9 months
10, but less than 11	10 months
11, but less than 12	11 months
12 or more	12 months

“Years of service” means continuous whole years of service since last date of hire as a full-time salaried employee.

Although the Company will endeavor to provide advance notice of severance events, such notice may not always be possible or practical. Any severance pay provided under the Severance Plan, including any minimum severance pay, shall be reduced by the amount of any payment made to the individual by his/her employer, as may be required by law, because of: (1) insufficient advance notice of employment loss; or (2) the termination of employment.

There shall not be any duplication of benefits under the Severance Plan and any payment required by law to be made to you by your employer because of termination of employment, and to the extent there is any such duplication, any severance payments or benefits provided herein shall be reduced dollar for dollar.

This Severance Plan replaces and supersedes any and all previous severance or termination benefit plans or programs of the Company and its predecessors for the eligible employees described herein, and to the extent there is any such duplication, any severance payments or benefits provided herein shall be reduced dollar for dollar.

Any severance payments will be subject to withholding and other payroll taxes, and no benefits will be paid or provided unless and until the employee signs a general release of all claims against the Company and its parents, subsidiaries, affiliates and certain others.

MEDICAL, DENTAL AND VISION BENEFITS COVERAGE

If a participant is eligible to receive severance benefits under this Severance Plan and is covered by the medical, dental and vision provisions (the “Medical Coverage”) of the Comprehensive Benefits Plan (the “CBP”) at his/her termination, and if the participant elects continuation coverage pursuant to the federal Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for himself/herself and/or any family members, then the Company will subsidize the COBRA premium for such coverage so that the participant’s premium for such coverage will remain equal to the applicable active employee/family member premium for the following applicable number of months (or until death, if earlier) (the “COBRA Supplemental Period”):

Years of Service	COBRA Supplement Period
Less than 5	3 months
5, but less than 10	6 months
10, but less than 15	9 months
15 or more	12 months

The participant’s monthly premiums will be deducted from the participant’s severance pay. In general, the premiums will be deducted on a pre-tax basis; however, for participants who are classified as highly compensated individuals for purposes of the CBP, their premiums will be deducted on an after-tax basis and the Company’s payments toward their COBRA premiums will be treated as taxable income.

It is the covered individual’s responsibility to keep the monthly coverage contribution payments current to ensure that COBRA coverage does not lapse. The then current monthly COBRA coverage contribution rates will be provided to the individual and his/her eligible dependents by the Company’s COBRA Administrator with the COBRA coverage election notice.

CHANGE OF ADDRESS

Terminated employees must advise the Plan Administrator of any change of address. This can be done by contacting the local Human Resources Department in writing.

CODE SECTION 409A

The benefits provided under this Severance Plan are intended to be excepted from coverage under Section 409A of the Code and the regulations promulgated thereunder and shall be construed accordingly.

Wherever payments under this Severance Plan are to be made in installments, each such installment shall be deemed to be a separate payment for purposes of Section 409A of the Code. For purposes of this Severance Plan, each payment is intended to be excepted from Section 409A of the Code to the maximum extent provided under Section 409A of the Code as follows: (1) each payment that is scheduled to be made following a participant’s Separation From Service and within the applicable 2-1/2 month period specified in Treas. Reg. Section 1.409A-1(b)(4) is intended to be excepted under the short-term deferral exception as specified in Treas. Reg. Section 1.409A-1(b)(4); (2) post-termination medical benefits are intended to be excepted under the medical benefits exception as specified in Treas. Reg. Section 1.409A-1(b)(9)(v)(B); and (3) each payment that is not otherwise excepted under the short-term deferral exception or medical benefits exception is intended to be excepted under the involuntary separation pay exception as specified in Treas. Reg. Section 1.409A-1(b)(9)(iii).

Notwithstanding any provision of the Severance Plan to the contrary, if any benefit provided under this Severance Plan is subject to the provisions of Section 409A of the Code and the regulations issued thereunder (and not excepted therefrom), the provisions of the Severance Plan will be administered, interpreted and construed in a manner necessary to comply with Section 409A or an exception thereto (or disregarded to the extent such provision cannot be so administered, interpreted, or construed).

Notwithstanding any provision of the Severance Plan to the contrary, in no event shall the Plan Administrator, the Company, a participating employer (or their employees, officers, directors, subsidiaries, parent entities, or affiliates) have any liability to any participant (or any other person) due to the failure of the Severance Plan to satisfy the requirements of Section 409A of the Code or any other applicable law.

PLAN ADMINISTRATOR

The Plan Administrator keeps the Severance Plan’s records; has complete discretion to: determine all questions of eligibility and entitlement to benefits under the Severance Plan and to interpret the Severance Plan; communicates with participants; provides forms to be used by participants; and performs the administrative duties associated with Severance Plan operations. The Plan Administrator may delegate all or any of its authority hereunder to administer the Severance Plan to such persons as it deems necessary and/or appropriate.

The Plan Administrator is the Company’s Benefits Committee or any successor thereto (the “Benefits Committee”). The Benefits Committee can be reached at:

Mailing Address Benefits Committee c/o A. T. Massey Coal Company, Inc. Post Office Box 26765 Richmond, Virginia 23261	Delivery Address Benefits Committee c/o A. T. Massey Coal Company, Inc. 4 North Fourth Street Richmond, Virginia 23219

The telephone number of the Plan Administrator is (804) 788-1800.

MANDATORY BENEFIT CLAIMS AND APPEALS PROCEDURE

In order to receive a Severance Plan benefit, you, your authorized representative or your beneficiary must file a claim for Severance Plan benefits with the Plan Administrator pursuant to its mandatory benefits claims and appeals procedure, as set forth in this section. Send the claim as soon as possible after your termination from employment with the Company to:

Mailing Address Benefits Committee c/o A. T. Massey Coal Company, Inc. Post Office Box 26765 Richmond, Virginia 23261	Delivery Address Benefits Committee c/o A. T. Massey Coal Company, Inc. 4 North Fourth Street Richmond, Virginia 23219

The claim must be in writing and delivered by first-class U.S. mail, postage pre-paid; electronically; by facsimile or by hand-delivery.

The Plan Administrator (or its delegate) will review your written claim within a reasonable period of time, but in no event later than 90 days after its receipt of the claim. The Plan Administrator (or its delegate) may extend this period if special circumstances require an extension of time (up to an additional 90 days) for processing your claim.

If an extension is required, you will be notified in writing before expiration of the initial 90-day period of the reason for the extension and the date by which the Plan Administrator (or its delegate) expects to render its decision.

Under its mandatory benefit claims and appeals procedure, the Plan Administrator (or its delegate) has full discretion to grant or deny your claim in whole or in part. Any denial of your claim in whole or in part is an “adverse benefit determination.”

Notice Of Benefits Claim Denial

If the Plan Administrator denies your claim, you will receive a written notice explaining why the claim was denied. This notice will include:

◆	The specific reason(s) for the adverse benefit determination;

◆	The reference(s) to the specific Severance Plan provision(s) on which the denial is based;

◆
A description of any additional material or information you will need to provide to the Plan Administrator in order for your claim to be reconsidered and an explanation of why such material or information is necessary; and

◆
An explanation of how you can request review of the denial, the time limits applicable to making such appeal, and your right, upon request and at no charge, to have reasonable access to and to obtain copies of all relevant documents.

How To Appeal If Your Claim For Benefits Is Denied.
If the Plan Administrator denies your claim, but you continue to believe that you are entitled to a Plan benefit, you (or your duly authorized representative) must appeal the denial by requesting that the Plan Administrator conduct a full and fair review of the claim denial.

To make an appeal, you or your duly-authorized representative must file a written request for review of the adverse benefit determination with the Plan Administrator within 60 days after you are notified of the Plan Administrator’s decision to deny the claim. Your request must be in writing and delivered by first class U.S. mail, postage prepaid; electronically; or by facsimile or hand-delivery. The Plan Administrator may grant you an extension of time within which to file your request for review where the nature of the benefit or other circumstances makes an extension appropriate.

As a part of your request for review, you have the right, upon request and at no charge, to have reasonable access to and to obtain copies of all relevant documents.

You also have the right to submit in writing issues and comments, including appropriate evidence or testimony of an expert, for consideration by the Plan Administrator during its review of the appeal.

The Plan Administrator’s Review Of The Appeal
The Plan Administrator (or its delegate) will review your appeal within a reasonable period of time, but in no event later than 60 days after its receipt of the appeal.

The Plan Administrator may extend this period if special circumstances require an extension of time (up to an additional 60 days) for processing your request for review. If an extension is required, you will be notified in writing before expiration of the initial 60-day period of the reason for the extension and the date by which the Plan Administrator expects to render its decision.

Under its mandatory benefit claims and appeals procedure, the Plan Administrator has full discretion to grant or deny your claim in full or in part upon its review of the appeal. The Plan Administrator’s review of the appeal will:

◆
Take into account all comments, documents, records and other information submitted by you or your authorized representative without regard to whether such information was previously submitted or considered in the initial decision about the claim; and

◆	Review the appeal in a manner that does not afford deference to the initial decision to deny your claim.

Notice Of Plan Administrator’s Decision About The Appeal
The Plan Administrator will notify you of its decision about the appeal. If the Plan Administrator has denied the appeal, you will receive a written notice explaining the decision. This notice will include:

◆	The specific reason(s) for the decision;

◆	The reference(s) to the specific Severance Plan provision(s) on which the decision is based; and

◆
A statement of your right, upon request and at no charge, to have reasonable access to and to obtain copies of all relevant documents and a statement of your right to bring a civil action under Section 502(a) of ERISA following an adverse decision and a statement about other voluntary alternative dispute resolution options, such as mediation, that may be available to you.

If the Plan Administrator does not respond to the claim or appeal within the time periods described above, the claim will be deemed denied.

GLOSSARY

Terms that appear in bold, italic type throughout the SPD are explained below. If you are uncertain about the meaning of a term, contact the Plan Administrator or your local Human Resources Department for further clarification.  In the event of any discrepancies or conflicts between these definitions and the Severance Plan document, the terms of the Severance Plan document shall govern.

Company
Company is defined on page 1 of this document.

Disability
Disability means if the employee is considered to be disabled under the applicable Company long-term disability benefit plan.

Plan Administrator
Plan Administrator is identified on page 6 of this document.

Relevant Document
Relevant document means, with respect to a claimant’s claim filed under the claims and appeals procedures, a document, record or other information that (a) was relied upon in making the benefit determination, (b) was submitted, considered or generated in the course of making the benefit determination, without regard to whether such document, record or other information was relied upon in making the benefit determination, or (c) demonstrates compliance with the administrative processes and safeguards required to assure consistent application of plan provisions with respect to similarly-situated claimants.

Severance Pay
Severance Pay is described on page 3 of this document.

Severance Plan
The Severance Plan means the A. T. Massey Coal Company, Inc. Merger Related Severance Plan for Salaried Employees.

OTHER INFORMATION

Plan Year
The Plan Year extends from January 1 through December 31.

Funding
Benefits payable under the Severance Plan will be paid from the general assets of the Company.

Plan and Tax ID Numbers
Plan Sponsor’s Tax Identification Number (EIN):	54-0295165
Plan Number:	520

Agent for Legal Process
Before the Merger, the person designated to act as agent for legal service of process is:

General Counsel
A. T. Massey Coal Company, Inc.
4 North Fourth Street
Richmond, Virginia 23219

After the Merger, the person designated to act as agent for legal service of process is:

General Counsel
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, Virginia 24212

Legal service of process also may be made on the Plan Administrator.

Plan Sponsor:
Mailing Address c/o A. T. Massey Coal Company, Inc. Post Office Box 26765 Richmond, Virginia 23261	Delivery Address A. T. Massey Coal Company, Inc. 4 North Fourth Street Richmond, Virginia 23219

Participating Companies
Currently, A. T. Massey Coal Company, Inc. and its direct and indirect subsidiaries are the companies participating in the Severance Plan. You may obtain a list of the names and addresses of companies that participate in the Severance Plan by making a written request to the Plan Administrator. You may examine this information in the Plan Administrator’s office.

YOUR RIGHTS UNDER ERISA

As a participant in the Severance Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (“ERISA”). ERISA provides that all Severance Plan participants shall be entitled to:

●
examine, without charge, at the Plan Administrator’s office and at other specified locations, all documents governing the Severance Plan and a copy of the latest annual report (Form 5500 series), if any, filed by the Plan Administrator with the U.S. Department of Labor, and available at the Public Disclosure Room of the Employee Benefits Security Administration; and

●
obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Severance Plan and copies of the latest annual report (Form 5500 series), if any, and updated summary plan descriptions. The Plan Administrator may make a reasonable charge for the copies; and

●	receive a summary of the Severance Plan’s annual financial report (if any).

In addition to creating rights for Severance Plan participants, ERISA imposes duties upon the people who are responsible for the operation of an employee welfare benefit plan. The people who operate your Severance Plan, called “fiduciaries” of the Severance Plan, have a duty to do so prudently and in the best interest of you and other Severance Plan participants.

No one, including your employer or any other person, may terminate your employment or otherwise discriminate against you in any way to prevent you from obtaining a benefit from the Severance Plan or exercising your rights under ERISA.

If your claim for a benefit is denied in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have your claim reviewed and reconsidered.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Severance Plan documents or the latest annual report from the Severance Plan and do not receive them within thirty (30) days, you may file suit in a Federal court. In such a case, the court may request the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or Federal court.

If it should happen that Severance Plan fiduciaries misuse the Severance Plan’s money, or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees; for example, if it finds your claim is frivolous.

If you have any questions about the Severance Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the Publications Hotline of the Employee Benefits Security Administration.

(Individual Termination)

GENERAL RELEASE AGREEMENT

This General Release Agreement (“Release”) is made and entered into this ________ day of _____________, 201_, by and between A. T. Massey Coal Company, Inc. (the “Company”), as Plan Sponsor of the A. T. Massey Coal Company, Inc. Merger Related Severance Plan for Salaried Employees (the “Plan”), and _____________, an employee of an employer that participates in the Plan (the “Employee”).

1.
The Employee’s employment with the Company or one of its direct or indirect subsidiaries was terminated effective  ____________, 201_. The Employee has been or will be paid for all wages and benefits Employee earned through Employee’s termination date regardless of whether Employee signs this Release.

2.
The Employee is eligible for and has elected to receive severance pay and related severance benefits provided under the Plan in the form of continued periodic pay of current salary for ___ weeks, less all ordinary deductions for local, state or federal taxes, FICA, and other deductions which are required or authorized by law to be withheld, and continued employer subsidized medical, dental and vision benefits coverage during the applicable COBRA Supplemental Period; however, to receive the foregoing severance pay and benefits provided pursuant to the Plan, the Employee must sign and not revoke this Release.

3.
In consideration of the severance pay and benefits to be provided pursuant to the Plan, as set forth above, which the Employee warrants to be good and valuable consideration for this Release, the Employee for himself/herself and his/her heirs, assigns, and personal representatives hereby forever waives and releases the Company, its subsidiaries, divisions, parents, affiliates, companies under the common control of any of the foregoing, predecessors, successors and assigns, and its and their past, present and future shareholders, members, managers, directors, officers, employees, agents, employee benefits plans and their respective trustees and fiduciaries, and all others acting in concert with them (the “Releasees”) from any and all claims, demands, rights, liabilities, causes of action and grievances, known, unknown, or hereafter discovered, including, without limitation, those relating to or arising from matters asserted or that could have been asserted by the Employee, and all other claims of any nature whatsoever, including, but not limited to, claims of negligence, breach of contract, wrongful refusal to hire, wrongful discharge, invasion of privacy, attorneys’ fees, violation of federal, state, and local laws that prohibit discrimination on the basis of race, color, national origin, religion, sex, age, and disability, arising directly or indirectly from the Employee’s employment, resignation, termination, any severance or other termination-related benefits he/she may have been entitled to receive from the Company, or from any other event that occurred or did not occur before the date of this Release, excluding only claims for vested pension or welfare benefits, workers’ compensation benefits, and claims for any wages that he/she may have been entitled to receive under the Fair Labor Standards Act, as amended, 29 U.S.C. §§ 201, et seq; provided, however, that the Employee represents and agrees that he/she has received all of the pay that he/she was or may have been entitled to receive under those Acts. By way of example only and without limitation, this waiver and release is applicable to any claims under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Rehabilitation Act of 1973, the Employee Retirement Income Security Act of 1974, as amended, the Americans with Disabilities Act, the Civil Rights Act of 1991, 42 U.S.C. § 1981, the Equal Pay Act of 1963, all as amended, and all other Federal, state, and local laws and regulations of wrongful discharge, implied or express contract, covenant of good faith and fair dealing, intentional or negligent infliction of emotional distress, defamation and any other claim in contract or tort.

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4.
In addition to any existing common law obligation to do so, the Employee hereby promises and covenants for all time that all confidential information (whether written, graphic, oral, committed to memory or otherwise in his/her possession) regarding the operations or businesses of the Company remains strictly confidential and secret. This includes but is not limited to the terms of this Release which is deemed by both parties to be secret. No disclosure by the Employee of any such information is authorized or permissible except as may be necessary to enforce the terms of this Release or as otherwise required by law. The Employee further agrees that he/she will not, in any manner, directly or indirectly, disparage any of the Releasees to any other person or entity, including, but not limited to, current and former customers, vendors, contractors, employees, and competitors of the Releasees and current, former and potential investors in the Releasees, and if the Employee breaches any provision of this General Release, or if the Company has a reasonable belief that he/she has breached the provisions of this Paragraph 4 in particular, then, in addition to any other remedies the Company may have, the Company shall be permitted to immediately terminate all payments and other benefits to be provided in consideration herefor.

5.
The Employee has returned all property belonging to the Company of any kind or character. This includes employee identification cards, any equipment, books, keys, journals, tapes, computer disks, records, publications, files, memoranda and documents of any kind or description, or any other property belonging to the Company which may be in his/her possession. All expense account advances received as an employee and any other indebtedness will be settled prior by offset against the severance pay referred to herein, if not collected in full from the final paycheck.

6.
The Employee understands, and it is his/her intent, that in the event this Release is ever held to be invalid or unenforceable (in whole or in part) as to any particular type of claim or as to any particular circumstances, it shall remain fully valid and enforceable as to all other claims and circumstances.

7.
The parties have entered into this Release knowingly and voluntarily and have carefully read its contents and clarified any point not fully understood. The Employee acknowledges that in executing this Release he/she has not relied upon any representation or statement not set forth in this Release and that this Release may not be modified orally. Each party has reviewed, or had the opportunity to review this Release with legal counsel. The Employee is encouraged to engage legal counsel to review this Release.

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8.
The Employee shall have twenty-one (21) days from ______________, 201_, the date on which he/she received this Release, to review, sign and return this Release to the Plan Administrator. After signing and returning this Release to the Plan Administrator, the Employee shall have seven (7) days in which to revoke this Release, and the Release shall not become effective or enforceable until after the expiration of that revocation period.

9.
The Employee understands that the severance pay and other benefits provided under the Plan are conditional upon his/her timely execution, delivery and non- revocation of this Release and shall be paid as soon as administratively feasible subsequent to the seven (7) day revocation period in accordance with the Plan.

10.	This Release shall be governed by Virginia law.

Employee	A. T. Massey Coal Company, Inc.

By

Date of Execution	Title

Date of Execution

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